[LETTERHEAD OF SIERRA PACIFIC RESOURCES]


William E. Peterson
Senior Vice President
General Counsel and Corporate Secretary
6100 Neil Road, P.O. Box 30150, Reno, Nevada 89520-3150
775.834.5900 o Fax: 775.834.5959 o E-Mail: wpeterson@sppc.com



                                          February 10, 1999



Securities & Exchange Commission
450 5th Street, N.W.
Washington, DC  20549

          Re:  Sierra Pacific Resources/Nevada Power Company Merger
               ----------------------------------------------------

Ladies and Gentlemen:

          I am Senior Vice President and General Counsel for Sierra Pacific Resources, a Nevada corporation ("SPR") and its wholly owned subsidiary, Sierra Pacific Power Company, a Nevada corporation (the "Company" or "SPPCo"). SPPCo is a public utility regulated by the California Public Utilities Commission ("CPUC") and the Public Utilities Commission of Nevada ("PUCN"). SPPCo is predominantly a Nevada utility, earning 93% of its revenues in the State of Nevada. It's California operations are principally limited to the California side of Lake Tahoe and consists of approximately 40 MW of load. I am licensed to practice and actively engage in practice in all state and federal courts in California and Nevada. The Company handles all its own regulatory work before the CPUC and PUCN. I am the principal regulatory counsel for the Company in both jurisdictions. I am the attorney responsible for handling all regulatory matters pertaining to the proposed merger (the "Transaction") between Desert Merger Sub, a wholly owned subsidiary of SPR, and Nevada Power Company ("NPC"), in which Transaction Nevada Power will become a wholly owned subsidiary of SPR. NPC is also a Nevada corporation, and is subject to the jurisdiction of the PUCN. SPPCo is unaffected by the Transaction, and will remain a wholly owned subsidiary of SPR. I am also responsible for obtaining all required state approvals for the Transaction. SPR, Desert Merger Sub, and NPC filed an application to approve the Transaction with the PUCN in July 1998. Although not a party to the Transaction, SPPCo joined in that application in order to obtain PUCN approval to sell SPPCo's generating plants rather than filing a separate docket, and then seeking to consolidate it with the merger docket. The PUCN issued an order approving the Transaction on January 4, 1999, and subsequently granted SPR, NPC, and SPPCo's motion to clarify its order approving the transaction on January 29,1999.

          SPR, Desert Merger Sub, SPPCo, and NPC were not required to file an application to approve the Transaction before the CPUC under Cal. Pub. Util. Code ss. 854 (California merger approval statute); however, as in Nevada, SPPCo
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Securities and Exchange Commission
February 10
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is required to file an application to approve the proposed sale of its generating assets under Cal. Pub. Util. Code ss. 851.

          The California merger approval statute (Cal. Pub. Util. Code ss. 854) provides that:

          (a) No person or corporation, whether or not organized under the laws of this state, shall merge, acquire, or control either directly or indirectly any public utility organized and doing business in this state without first securing authorization to do so from the commission.

          Section 854 does not apply to the Transaction because (1) SPPCo is not a party to the transaction, (2) although SPPCo is a public utility, it is not organized in California, and (3) even if SPPCo were organized in California, no person or corporation is merging with, acquiring, or assuming control of SPPCo, which is now and will continue after the Transaction to be a wholly owned subsidiary of SPR, a publicly traded company in which no person or corporation has or controls now more than 5% of the Company's stock, or after the merger, will own or control more than the largest beneficial owner of shares owned or controlled before the merger (i.e., less than 5%).

          Although the CPUC does not have jurisdiction to review the Transaction under ss. 854, under Cal. Pub. Util. Code ss. 853(a), the CPUC may possess general jurisdiction to review merger transactions involving California public utilities in cases where it affirmatively finds that asserting jurisdiction is necessary to protect the public interest. The CPUC's jurisdiction under ss. 853 relating to mergers not covered by ss. 854 is not triggered unless and until the CPUC affirmatively declares that it is necessary in the public interest that it assert jurisdiction. In theory, even though the CPUC has no jurisdiction over the Transaction under ss. 854, it conceivably could assert jurisdiction under ss. 853 if the CPUC were to initiate a proceeding and make an affirmative finding that application of ss. 854 to the Transaction with respect to SPPCo is required "in the public interest." However, the CPUC has not attempted to exercise any such jurisdiction and has indicated that it will not because its interest in the matter will be addressed in the plant divestiture application. Also, the CPUC has intervened in the Federal Energy Regulatory Commission's ("FERC") proceeding addressing the Transaction and has not opposed the Transaction.

          The Company met with senior CPUC Commission officers and staff in June 1998 and outlined the proposed Transaction. The Company also met with Staff Counsel for the CPUC and the Chief of its Energy Regulatory Division on January 22,1999, to outline the scope of the proposed application to sell its generating
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Securities and Exchange Commission
February 10
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plants under Cal. Pub. Util. Code ss. 851, and met again with senior Commission officials and the General Counsel of the Commission on January 28,1999, to discuss the status of the merger and to outline the scope and timing of the proposed ss. 851 application. Based on those meetings, SPPCo will file an application to divest its generating plants in February 1999, with a view to final sale to occur in late 1999 or 2000. Consequently, based on SPPCo's divestiture filing and meetings with the CPUC, the CPUC has not and should not assert jurisdiction over the Transaction pursuant to the plenary authority granted under ss. 853(a).

                                        Sincerely,


                                        /s/  William E. Peterson
                                        ------------------------

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